Contact

www.linkedin.com/in/mariocambardella (LinkedIn)

Top Skills

Landscape Architecture
Urban Design
Urban Planning

Honors-Awards

40 under 40
40 under 40
40 under 40

Publications

Atlanta Regional Transit Corridor

Mario Cambardella

Never Stop Going & Growing
Atlanta, Georgia, United States

Summary

Mario is a landscape architect, urban planner, former Urban Agriculture Director for the City of Atlanta and now Founder/CEO of ServeScape and Vice President at B Development Inc.

ServeScape is out to change the nursery business to save homeowners and landscape professional time, money, and have a better plant delivered sooner. We are industry professionals tired of the same, outdated way to get plants to the job site. Just like our members, we've gotten up early to go to the plant nursery to find our plants are not there. Just like our members we've over paid on unhealthy plant material. Just like our members we got frustrated with a late plant delivery when we needed it the most. All these things effect a professionals bottom line.

Our plants are grown by the finest nurserymen in the South. Hand picked and systematically curated, growers on ServeScape represent generations of expertise. The ServeScape staff then selects the best of the best for the truck to your job site. Our plants ship direct and therefore will be top health. Our members will find less replacements at the end of a job and bigger pay day as a result.

Our mission at ServeScape is delivery beautiful and resilient landscapes. Does not matter if your a big company or a one-truck operation, every member will be treated with respect and integrity. ServeScape is here to Serve Your Scape!

Experience

ServeScape
Founder, CEO
March 2020 - Present (2 years 8 months)
Atlanta, Georgia, United States

A Techstars Company, ServeScape is Atlanta's largest online landscape design and plant nursery delivering beautiful and resilient landscapes.

ServeScape's digital marketplace connects Georgia's best growers with homeowner and landscape professionals through a cost-efficient, customer-oriented supply chain.

ServeScape partners with responsible, green industry farmers across Georgia to supply Atlanta residents with access to beautiful food-producing, pollinating, and native plants.

Offering 1,000s of live plants with real-time inventory and pricing, delivered within a week of ordering, ServeScape also provides professional landscape design services by licensed landscape architects so our community of customers will know they have the right plant for the right place.

B Development, Inc
Vice President
January 2020 - August 2021 (1 year 8 months)
Atlanta, Georgia, United States

City of Atlanta
Urban Agriculture Director
December 2015 - March 2020 (4 years 4 months)
Greater Atlanta Area

For information about work I had the pleasure to be a part of while at the City of Atlanta, Mayor's Office of Resilience/Sustainability, please visit: www.AgLanta.org

Urban Agriculture Inc.
Co-Founder, CEO
October 2011 - December 2015 (4 years 3 months)
Greater Atlanta Area

University of Georgia
Graduate Student & Assistant
August 2009 - January 2013 (3 years 6 months)
Athens, Georgia

Master of Landscape Architecture 2013
Master of Environmental Planning & Design 2011

Graduate Assistant to the Archway Partnership

www.archwaypartnership.uga.edu

ValleyCrest Companies
Project Manager
September 2006 - August 2009 (3 years)
Atlanta, GA. Fairhope, AL. Orlando, FL. Denver, CO.

Worked a variety of position and locations gaining experience on premier projects across the Southeast with landscape industry leader, ValleyCrest Companies.

Education

The University of Georgia
Master of Landscape Architecture, Landscape Architecture · (2011 - 2013)

The University of Georgia
MEPD, Master Environmental Planning and Design · (2009 - 2011)

The University of Georgia
Bachelor of Landscape Architecture, Landscape Architecture · (2001 - 2006)

Riverwood High School
 · (1996 - 2000)